SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                  Schedule 13G

      Under the Securities Exchange Act of 1934

                  (Amendment No.1)

                  Sangstat Medical Corp.
                  (Name of Issuer)

                     Common
          (Title of Class of Securities)

801003 10 4
                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

CUSIP No. 801003 10 4
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  Dresdner RCM Global Investors LLC     94-3244780
  RCM Limited L.P.                      94-3004387
  RCM General Corporation               94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]                     (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

  Dresdner RCM Global Investors LLC - DE Limited
Liability Co.
  RCM Limited L.P. - CA Limited Partnership
  RCM General Corporation - CA Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5 SOLE VOTING POWER             1,417,390
6 SHARED VOTING POWER           0
7 SOLE DISPOSITIVE POWER        1,763,790
8 SHARED DISPOSITIVE POWER      56,300

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

  1,820,090

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.36

12
TYPE OF REPORTING PERSON*

  Dresdner RCM Global Investors LLC -IA,OO
  RCM Limited L.P. - PN,HC
  RCM General Corporation - CO,HC

Item 1(a) Name of Issuer:

  Sangstat Medical Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:

  1505 Adams Drive
  Menlo Park, CA  94025

Item 2(a) Name of Person Filing:

  Dresdner RCM Global Investors LLC
  RCM Limited L.P.
  RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none,
Residence:

  Four Embarcadero Center
  San Francisco, California  94111

Item 2(c) Citizenship:

  Dresdner RCM Global Investors LLC- DE Limited
Liability Co.
  RCM Limited L.P. - CA Limited Partnership
  RCM General Corporation - CA Corporation

Item 2(d) Title of Class of Securities:

  Common

Item 2(e) CUSIP Number:

  801003 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940. *See Exhibit A.

Item 4.  Ownership.

  See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

  Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

  See Exhibit A.

Item 8.  Identification and Classification of Members of the
Group.

  Not Applicable.

Item 9. Notice of Dissolution of Group.

  Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By                  /s/ Kenneth B. Weeman, Jr.
Kenneth B. Weeman, Jr.
Principal

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dresdner Global Investors LLC

By                  /s/ Kenneth B. Weeman, Jr.
March 10, 1998
  Kenneth B. Weeman, Jr.
  Principal

RCM LIMITED L.P.

By                  /s/ Anthony Ain
March 10, 1998
  Anthony Ain
  General Counsel

RCM GENERAL CORPORATION

By                  /s/ Anthony Ain
March 10, 1998
  Anthony Ain
  General Counsel

EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

RCM Limited L.P. ("RCM Limited") is the Managing
Agent of Dresdner RCM.  RCM Limited has filed this
Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 (the "Act").
RCM Limited has beneficial ownership
of the securities reported on this
Schedule 13G only to the extent that RCM Limited may be deemed to have beneficial ownership of securities managed by Dresdner RCM.

RCM General Corporation ("RCM General") is the
General Partner of RCM Limited, the Managing
Agent of Dresdner RCM. RCM General has filed this Schedule 13G pursuant to Rule 13d-
1(b)(ii)(G) under the Act.  RCM General
has beneficial ownership of the securities reported on this Schedule 13G only to the extent
RCM General may be deemed to have beneficial ownership of securities managed by Dresdner RCM.

Dresdner RCM, RCM Limited, and RCM General have agreed to file a joint statement on Schedule
13G under the Act in connection with the common stock of Sangstat Medical Corp.

Dresdner RCM, RCM Limited, and RCM General are responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information concerning any other.

Dresdner RCM Global Investors LLC

By                  /s/ Kenneth B. Weeman, Jr.
March 10, 1998
  Kenneth B. Weeman, Jr.
  Principal

RCM LIMITED L.P.

By                  /s/ Anthony Ain
March 10, 1998
  Anthony Ain
  General Counsel

RCM GENERAL CORPORATION

By                  /s/ Anthony Ain                   March
10, 1998
  Anthony Ain
  General Counsel